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Exhibit 10.21

Revised Offer

April 6, 2001

Patrick P.A. Humphrey, Ph.D., D.Sc.
Arcadia House
Church Lane
Wrestlingworth
Bedfordshire
SG19 2EU
United Kingdom

Dear Pat:

        On behalf of Advanced Medicine, Inc. (the "Company"), I am pleased to offer you the position of Senior Vice President of Research at a starting salary of $275,000 per year. You will be eligible to receive a bonus up to 30% of your salary, which for the first year of your employment will be guaranteed. In addition, you will receive a signing bonus upon your first day of employment in the amount of $75,000, less applicable taxes. Until April 2002 you will report to Burt Christensen, our current Executive Vice President of Research. Upon Burt's resignation on or before April 2002, and assuming satisfactory performance by you, it is expected that you would be promoted to Executive Vice President of Research and you would then report to the President and Chief Executive Officer.

        Subject to the approval of the Company's Board of Directors, you will be granted options to purchase 300,000 shares of Common Stock of the Company at a purchase price determined at the Board meeting following your date of hire. The current purchase price for options is $5.50 per share, and I anticipate that would be the purchase price for any options granted in the next three months. Such options will vest over a four-year period after the date of hire at a rate of 25% after the first year and ratably each month thereafter. The options granted to you will be contingent on your execution of the Company's Standard Stock Option Agreement and will be subject to all terms of the Company's 1997 Stock Option Plan.

        The Company will pay for 50% of the rental cost of local Bay Area housing for you. In addition, the Company will provide you with three months of temporary living expenses (rent and auto expense) to assist you while you locate appropriate permanent rental housing. The Company will also reimburse you for the reasonable costs associated with moving personal effects to California. You will be responsible for the taxes associated with the rental assistance, temporary living and moving expenses. Should you instead decide to purchase a home, the Company will, at your election, loan you up to $1 million to assist you with this purchase. The loan will be interest free and secured by (i) a first priority deed of trust and (ii) any shares of Company Common Stock purchased by you upon exercise of your options. The loan would be due at the earlier to occur of (i) your receipt of first proceeds from any sale of your Company Common Stock, or (ii) the tenth anniversary of the loan.

        We will review any potential tax consequences to you of starting work at the Company prior to July 1, 2001 relating to your severance payments from Glaxo. Based on that review we will reach mutual agreement on the level of service to be provided to the Company prior to July 1, 2001 and/or how much "tax protection" the Company will provide to you.

        As a regular employee of Advanced Medicine, Inc., you will be eligible for a number of Company-sponsored benefits. These are described in the Summary Plan Description that you will receive when you begin work; however, they include enrollment in our Aetna PPO or HMO plan and in our Vision and Dental plans for you and your family. The Company also provides life, LTD and AD&D insurance, and you will be able to participate in our 401(k) program. In addition to the Company's generous allotment of standard holidays, you will be eligible for three weeks of paid vacation per year.

        Your employment pursuant to this offer is contingent on you executing the Company's standard form of Proprietary Information and Inventions Agreement. Also, the United States Immigration and Naturalization Service requires that employers establish the eligibility of each employee as a U.S. citizen, permanent resident or individual authorized for employment in the United States. The Company will sponsor you for an H1-B visa upon acceptance of this offer.

        While we hope that your employment with the Company will be mutually satisfactory, employment with Advanced Medicine, Inc. is for no specific period of time. As a result, either you or the Company is free to terminate your employment relationship at any time for any reason, with or without cause. This is the full and complete agreement between us on this term. Although your job duties, title, compensation and benefits, as well as the Company's personnel policies and procedures, may change from time-to-time, the "at-will" nature of your employment may only be changed in an express writing signed by you and the Chairman of the Board or the President of the Company.

        Until you begin employment with the Company we are willing to offer you a short-term consulting arrangement with us upon the terms of the Consulting Agreement enclosed with this letter. This Agreement provides that we would pay you a consulting fee of $1,000 per day for services provided to the Company while you are at the Company's offices between the date of this letter and your employment start date. The Company will also pay for your reasonable living and transportation expenses during the term of your consultancy.

        This letter sets forth the terms of your employment with us and supersedes any prior representations or agreements, whether written or oral. A duplicate original of this offer is enclosed for your records. To accept this offer, please sign and return this letter to me, in which event your employment will begin on a date mutually agreed to, but no later than July 1, 2001. This offer will expire if not accepted by you before April 13, 2001.

        Pat, we look forward to having you join us. If you have any questions, please call me at (908) 658-3108.

Sincerely,
/s/ P. ROY VAGELOS P. Roy Vagelos Chairman of the Board
I have read and accept this employment offer.
/s/ PATRICK P.A. HUMPHREY Patrick P.A. Humphrey
Date:

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  Exhibit 10.21